Exhibit 99.2

BRF — BRASIL FOODS S.A.

(Current denomination of Perdigão S.A.)

A publicly held company

CNPJ n.º 01.838.723/0001-27

MARKET ANNOUNCEMENT

BRF — Brasil Foods S.A. (“BRF”) announces that its subsidiary BFF International Limited (the “Issuer”) today priced an international offer of 10 (ten) year bonds in the total amount of US$ 750  million (the “Bonds” and the “Offer”).

The Bonds, due to mature in January 28, 2020, will be issued with a coupon of 7.250% per year ( yield to maturity 7.375%), payable semi-annually beginning on July 28, 2010.

The Bonds received a Ba1 credit risk rating from Moody’s Investor Services and BB+ from Standard & Poor’s Ratings Services.

The Bonds will be guaranteed by BRF and Sadia S.A. (“Sadia”) will be senior unsecured obligations of the Issuer, of BRF and of Sadia and rank pari passu with all other obligations of BRF and Sadia of a similar nature.

BRF intends to use the proceeds of the Offer to extend its debt maturity profile as well as for general corporate purposes.

The Bonds have not been and will not be registered with the Brazilian Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários — CVM) nor under the U.S. Securities Act of 1933, as amended, or the “Securities Act”, and may only offered in the United States of America on the basis of exemption from the applicable registration. The Bonds are being sold exclusively to qualified institutional investors, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Bonds were submitted for registration on the Luxembourg Stock Exchange for trading on the Euro MTF Market and are subject to approval by the same.

This announcement does not constitute an offer to sell Bonds nor a request for offers to purchase the Bonds, nor should there take place any sale of these Bonds in any state or jurisdiction in which such Offer is prohibited, according to the securities laws of that state or jurisdiction.

São Paulo, January 21, 2010

Leopoldo Viriato Saboya

Chief Financial and Investor Relations Director

BRF — Brasil Foods S.A.